Energy®
Geração Paranapanema
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

CF/CIG 082-04979
MS-3628

São Paulo, April 30, 2008

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

1. This is to inform that the shareholders representing more than ninety per cent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** attended the Ordinary and Extraordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (a) *Ordinary Session:* (i) to review, discuss, and approve the Annual Management Report on the company's business and on the relevant administrative matters, the Balance Sheets and other Financial Statements of the company, referring to the year ended on December 31, 2007; (ii) to resolve on the allocation of the net profits and apportionment of dividends; (iii) to appoint members to the Audit Committee for the year of 2008; (iv) to appoint an alternate member to the Board of Directors of the company, taking in account the withdrawal of Mrs. Andrea Elisabeth Bertone; and (v) to change the newspaper in which the publications of the company are made, according to the resolution of the Board of Directors. *Extraordinary Session*: (i) to approve the change of the corporate capital structure considering the conclusion of the last period of conversion of common shares into preferred shares, in accordance with the request made by the minority shareholders of the company.

Dw 5/19

04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

a consequence, the shareholders approved the conversion of 14,331,620 common shares ("GEPA3") into preferred shares ("GEPA4"), being the share capital henceforth divided as follows: 34,590,819 common shares and 59,842,464 preferred shares. The management of the company will adopt the relevant procedures to reflect the change of the corporate capital before the governmental and market authorities in Brazil. The shareholders also approved the change of Clause 4 of the by-laws of the company in order to reflect the change of the capital structure, which happens to be an Annex to the Shareholders' Meeting and will be filed at the Board of Trade of the State of São Paulo.

We remain at your entire disposal should you need any additional clarification on the matter.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.

By. ______________________________

Wagner Bertazo
Financial/Investors' Relationship Officer

DUKE ENERGY JURIDICO

END

04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

2. After the relevant clarifications have been made, shareholders unanimously approved the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2007, which were published on February 22, 2008.

3. The shareholders also approved the Management's proposal for declaration of dividends in the total amount of fifteen million ninety-three thousand eight hundred and thirty-one *Reais* and seventy-five *centavos* (R$ 15.093.831,75), which shall be charged to the company's net profit account, and apportioned entirely to the preferred shares (R$ 0,252226107 per preferred share). The Executive Committee was authorized to take all necessary measures to credit and actually pay the dividends to the Company's shareholders up to June 30, 2008.

4. Following the agenda, the shareholders appointed and elected Messrs. Olavo Fortes Campos, Rodrigues Junior, Silvio Abrahão Laban Neto, Pedro Antonio Batista Martins, Ronald J. Aldworth, Manuel Moreira Giesteira to be members of the Audit Committee up to the next Ordinary Shareholders' Meeting to be held in 2009. Messrs. Marcos André Vinhas Catão, Valtier Buck Teixeira, Ademar Rui Bratz; Mrs. Selma Ribeiro Bastos and Mrs. Leonardo Benedito Laraya Toscano were also elected as deputy members.

5. The shareholders also unanimously elected Mr. José Roberto de Andrade Chaves as alternate member of the Board of Directors, who shall replace Ms. Bertone, appointed at the Extraordinary Shareholders' Meeting held on April 25, 2006.

6. Moreover, the shareholders approved the decision of the Board of Directors to change one of the newspapers used by the company for its mandatory publications. Accordingly, it was decided and approved that the company will continue to use the Official Gazette of the State of São Paulo, in accordance with the Corporation Law, and replace the newspaper *Gazeta Mercantil* by *Valor Econômico.*

7. Finally, the shareholders approved during the Extraordinary Session the result of the periods of conversion of common shares into preferred shares of the company, in accordance with the request made by the minority shareholders of the company. As

DUKE ENERGY JURÍDICO